EXHIBIT 99.1

Hydrogenics to Host Conference Call to Discuss Agreement With Enbridge to Develop Utility Scale Energy Storage in North America

MISSISSAUGA, Ontario, April 23, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics") a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it will host a conference call at 11:00 a.m. EDT on April 24, 2012 to elaborate on the recently announced agreement with Enbridge Inc. to jointly develop utility scale energy storage in North America. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (855) 859-2056, conference ID #74939257. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com